

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 16, 2016

Ricardo Alejandro Torres
Co-Chief Executive Officer and Chief Financial Officer
Pampa Energía S.A.
Ortiz de Ocampo 3302, Building #4
C1425DSR, City of Buenos Aires
Argentina

> **Re: Pampa Energía S.A.**
> **Form 20-F/A for the Fiscal Year Ended December 31, 2015**
> **Filed July 27, 2016**
> **Form 6-K filed November 21, 2016**
> **File No. 1-34429**
>
> **Empresa Distribuidora y Comercializadora Norte S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed April 28, 2016**
> **File No. 1-33422**

Dear Mr. Torres:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Pampa Energía Form 20-F Amendment No. 1 for the Fiscal Year Ended December 31, 2015

1. Where applicable, please apply all of our comments to both Pampa Energy and Edenor. If our comments impact Pampa Energy and Edenor differently, please separately address each of Pampa Energy and Edenor in your response to our comments.

Notes to the Restated Consolidated Financial Statements

Note 4.13: Derivative financial instruments, page F-78

2. We note that you recorded $471.8 million of income during fiscal 2015 related to efforts made to "regularize U.S. dollar futures trading operations and eliminate the risk of breach of or challenge to agreed operations." Please clearly explain to us the nature of this gain, how the amount was determined, and the authoritative IFRS guidance supporting your accounting treatment.

Note 9: Investments in Associates, page F-117

3. We note from disclosures throughout your filing that you own a 10% interest in CIESA, a company holding 51% of TGS's stock, and that you have a 40% "fiduciary interest" in CIESA through a trust agreement. We understand that you account for your 10% interest using the equity method of accounting and that you account for the 40% interest as a financial asset at fair value through profit and loss. Citing authoritative IFRS guidance, please explain to us in sufficient detail how you determined your accounting treatment was appropriate. In doing so, explain to us the nature of your trust agreement, how you determined it was appropriate to reflect the 40% fiduciary interest on your balance sheet, and why you do not also account for the 40% interest using the equity method. Also clarify if CIESA has any material investments or operations outside of its interest in TGS.

Note 20.4.1: PESA, page F-149

4. We note that you recorded a gain of approximately $215 million during fiscal 2015 related to the discharge/cancellation of a TGS loan. Considering TGS is a related party, please tell us what consideration you gave to recording the gain as a capital transaction within equity.

Note 42: Economic and Financial Situation of Generation, Transmission and Distribution Segments, page F-196

5. Despite disclosures throughout your filing discussing the challenging economic and financial environment surrounding HIDISA and HINISA within your Generation segment and Edenor within your Distribution segment, it does not appear that you have recorded any material asset impairments during the historical periods presented. Please respond to the following:

    - Please tell us in reasonable detail how you applied IAS 36 to determine the level at which you test the material assets included within each of these subsidiaries. To the extent that material assets are not tested on an individual asset basis, tell us the cash generating units ("CGU's") associated with these subsidiaries that contain the material assets. We note your disclosure on page F-90 that most of your main subsidiaries are a CGU, but it is unclear to us whether each of HIDISA, HINISA and Edenor represents a single CGU or whether any of these subsidiaries contain multiple CGU's or material assets that are tested individually; please clarify this matter.

- Please tell us when during 2015 you performed the annual impairment testing of any indefinite-lived intangible assets related to HIDISA, HINISA and Edenor and describe to us in reasonable detail the results of such testing.

- Please tell us whether you performed any impairment testing during 2015 of the long-lived assets of HIDISA, HINISA and Edenor other than the indefinite-lived intangible assets. If so, tell us the dates and results of such impairment testing. If you did not perform impairment testing other than the annual testing of indefinite-lived intangible assets, tell us in reasonable detail how you concluded no additional impairment testing was needed under IAS 36.

- We note your disclosure on page F-94 of the three different probability-weighted scenarios that you considered in your impairment testing of property, plant and equipment and intangible assets associated with Edenor. We further note that all of the scenarios assume "reaching an acceptable agreement within the Government resulting in a gradual tariff increase." In light of the court proceedings initiated during 2016 that challenged Edenor's recent temporary tariff increases, tell us more about why, at the time you filed your Form 20-F, you believed it was reasonable to assume in your impairment testing that you would receive at least a modest tariff increase for Edenor beginning in 2017. Similarly, explain why, at the time you filed your Form 20-F, your projections for HIDISA and HINISA assume "they will get tariff improvements in line with the new guidelines on energy policy" when "repeated" tariff adjustment requests "have been neglected." Please provide us with any additional information to help us understand why you placed no weight on a scenario where tariff increases were unable to be implemented in 2017 and instead were implemented at a later date.

- Please explain to us in reasonable detail whether you performed any interim impairment testing of the long-lived assets of HIDISA, HINISA and Edenor thus far during 2016 and the dates and results of such impairment tests. For each impairment test performed, please tell us the carrying amount and calculated recoverable amount. For any CGU's and/or material individual assets not tested for impairment during 2016, explain to us in sufficient detail why the court proceedings challenging Edenor's recent temporary tariff increases did not impact your assumptions about the timing and amount of future tariff increases and did not trigger an interim impairment test using new assumptions under IAS 36.

<u>Form 6-K filed November 21, 2016</u>

<u>Condensed Interim Financial Statements</u>

<u>Note 2. Regulatory Framework</u>

<u>2.2 Distribution, page 15</u>

6. Please clearly explain to us and quantify how the "provisional remedies" and related judicial proceedings impacted your September 30, 2016 interim financial statements. In doing so, tell us the amount of revenues previously collected that are subject to potential refund as of September 30, 2016, the amount of revenues not yet collected and recorded as receivables on your balance sheet that are subject to potential refund as of September 30, 2016, and specify if you have refunded any amounts or recorded any provisions for potential refunds as of September 30, 2016. Also tell us whether, and on what date, you ceased recording any of the temporary tariff revenues and/or reversed any revenues. If you reversed any previously recorded revenues, please tell us the amount of revenues that were reversed.

<u>Edenor Form 20-F for the Fiscal Year Ended December 31, 2015</u>

<u>Slow-Paying Accounts and Past Due Receivables, page 48</u>

7. In future reports, please discuss the impact past due receivables have on your financial statements and results of operations. Further, please discuss whether you have plans to continue to reduce the number of past due accounts and how such plans will impact your financial statements. Please show us what this disclosure will look like in your supplemental response. Refer to Item 5.D of Form 20-F.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Jacqueline Kaufman, Staff Attorney, at (202) 551-3797 with any other questions.

                                     Sincerely,

                                       /s/ Jennifer Thompson

                                       Accounting Branch Chief
                                       Office of Consumer Products